THOMAS B. MANGAS
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

PHONE: (717) 396-3296
FAX: (717) 396-6133
E-MAIL: tbmangas@armstrong.com

January 3, 2012

Via EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Dear Mr. O’Brien:

Re:	Armstrong World Industries, Inc.
File No. 1-02116
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 28, 2011

We acknowledge receipt of your comment letter dated December 2, 2011. For your convenience in reviewing our response, we have repeated each comment and presented our response thereto. We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8, page 38

Comment

1.

On page 10 of your Form 10-K, you present a risk factor warning investors that your 2010 leveraged recapitalization “resulted in a substantial amount of indebtedness which may adversely affect our cash flow and our ability to operate our business, comply with debt covenants, make payments on our indebtedness and declare dividends on our capital stock.” On page 11, you further state that your debt agreements restrict your ability to “pay dividends on or make other distributions in respect of our or our restricted subsidiaries’ capital stock or redeem, repurchase or retire our or our restricted subsidiaries’ capital stock or subordinated debt or make certain other restricted payments.” Then on page 13 you reference “potential restrictions on repatriating profits to the U.S.” Your November 23, 2010 Form 8-K even specifically states that your Credit Facility contains covenants that “create restrictions on the payment of dividends or other amounts to the Company from its subsidiaries.” An investor may reasonably understand that the objective of these disclosures is to communicate the existence of restrictions which materially impact the ability of your subsidiaries to transfer funds to the

Mr. Terence O’Brien	December 12, 2011

Parent. In light of your substantial leverage and your prior Chapter 11 petition, the exact nature of such restrictions and their impact on your liquidity would appear to be material information. In our prior letter, we advised you that your disclosures appear inconsistent with your exclusion of the Parent-only financial statements outlined in Article 5-04 of Regulation S-X. In your response, you do not explain how your disclosures are consistent with your conclusion that none of your net assets are restricted. Further, it does not appear that you intend to revise your future disclosures to clarify for investors how the restrictions cited in your filing actually impact your ability to transfer funds. Please provide us with a specific explanation of the restrictions cited in your filings and clarify for us how these restrictions are consistent with your conclusion that none of your net assets are restricted as defined by Rule 4-08(e)(3) of Regulation S-X. In addition, please provide us with a draft disclosure that you intend to provide in your impending Form 10-K that effectively clarifies this issue for investors and that reflects an understanding of the concerns expressed in Section 501.09b of the Financial Reporting Codification. We may have further comment.

Armstrong Response

We do not characterize any of our net assets or subsidiaries as restricted as defined by Rule 4-08(e)(3) of Regulation S-X. We do, however, acknowledge that the Risk Factor disclosures that characterize our debt agreements as restricting our ability to “pay dividends on or make distributions in respect of our restricted subsidiaries’ capital stock”, may be overly broad because we do not have any such “restricted subsidiaries” and no such restrictions currently exist. Accordingly, in future filings we will delete all references to “restricted subsidiaries” and ensure that the risk disclosures associated with our debt arrangements are more narrowly tailored. In addition, we are not restricted from repatriating profits from our international locations. The “potential restrictions” noted on page 13 of our 2010 Form 10-K are intended to refer to economic factors that may be considered by management when determining whether to repatriate profits back to the U.S. Similar to other registrants with international operations, we take into account the costs associated with repatriating profits to the United States in our cash management strategies. We will amend these Risk Factors in our 2011 Form 10-K to clarify that there are no legal or contractual restrictions to transfer funds. We will also ensure that our disclosures throughout the remainder of our 2011 Form 10-K document are consistent with these clarifications.

Note 16, page 63

Comment

2.	In our prior letter, we observed that your existing disclosures do not enable an investor to fully understand why your domestic pre-tax income increased $154.4 million in 2010 whereas your foreign pre-tax loss increased by $16.8 million. We note that domestic pre-tax earnings rose even after the adjustment for foreign dividends. However, based on your response, we understand that you do not intend to revise your future MD&A disclosures to address and explain these divergent earnings trends. As we previously observed, the existing disclosures address relevant geographic trends but do not specifically correlate these factors with the actual domestic vs. foreign operating results disclosed in Note 16. There is a concern that absent a disclosure that specifically explains these divergent trends, investors may not be fully informed about the extent to which specific business, competitive, and economic factors have adversely impacted the historical operating results of your foreign operations. In addition, a failure to revise your disclosures may prevent an investor from understanding whether management views the increased foreign losses as indicative of a recurring trend. Please see the guidance in Section 501.12.b of the Financial Reporting Codification and provide us with a draft disclosure that you intend to provide in your impending Form 10-K that effectively addresses these concerns.

Mr. Terence O’Brien	December 12, 2011

Armstrong Response

While it is difficult to provide draft disclosure for our 2011 Form 10-K that addresses 2011 operating results and any related trends since the year has not yet concluded, we will include disclosures within our 2011 Form 10-K to address any apparent disparity between the profitability of our foreign and domestic subsidiaries within Management Discussion & Analysis. The proposed disclosure, together with discussion of factors, if any, material to our 2011 performance, will be similar to the example below that elaborates on our 2010 results.

“As reported in Note 16 of our Consolidated Financial Statements, our foreign operations recorded losses before income taxes of $17.1 million in 2010 compared with losses of $0.3 million in 2009. Although the losses in our foreign entities increased, we do not believe this indicates a long-term trend. We incurred significant restructuring charges and fixed asset impairments during 2010 as we shut down manufacturing plants in the United Kingdom, Sweden and Canada. We also streamlined our product range and sales organization in our European Flooring business. As reported in Note 15 of our Consolidated Financial Statements, the charges associated with these actions totaled almost $25 million in 2010, which were recorded within Restructuring Charges, Cost of Goods Sold and Selling, General and Administrative Expenses. We did not incur any such charges for foreign operations in 2009.”

In connection with our response to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further clarification, please feel free to contact Steve McNamara at (717) 396-3420 or me at (717) 396-3296.

Sincerely,

Thomas B. Mangas

Senior Vice President and Chief Financial Officer

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